EXHIBIT 99(c)

                         PRESS RELEASE


FOR IMMEDIATE RELEASE
FRIDAY
MARCH 15, 1996
CONTACT PERSON:              STACY DUCKETT, VICE PRESIDENT
                             CORPORATE COMMUNICATIONS
                             (501) 688-8229

             TCBY REPORTS IMPROVED OPERATING RESULTS
                        FOR FIRST QUARTER





LITTLE ROCK, AR - FRIDAY (MARCH 15, 1996) - TCBY Enterprises, Inc., (NYSE:TBY) announced its results improved from a net loss of $4,435,290, or $.17 per share, in the first quarter of fiscal 1995 to a net loss of $504,677, or $.02 per share, in the first quarter of fiscal 1996. First quarter 1995 results include a loss of $.06 per share due to the adoption of a new accounting standard. The improvement in results reflects a reduction in selling, general and administrative costs primarily achieved through the Company's restructuring, the sale of Company-owned stores, and a focus on geographic regions where the Company's hardpack products can be delivered and marketed in a more efficient manner. Sales and franchising revenues for the first quarter of 1996 were $17,277,653 compared to $27,952,759 in the first quarter of 1995. The decline in sales and franchising revenues is primarily attributable to a decrease in sales to the retail grocery trade as a result of the sale of the Company's refrigerated yogurt line during the second quarter of fiscal 1995, and the execution of the Company's decision to franchise or close the 88 Company-owned stores in operation as of first quarter 1995.

As of February 29, 1996, there were 2,693 "TCBY"(Registered) locations worldwide. These locations are comprised of 1,208 traditional domestic stores, 1,267 non-traditional domestic locations, 192 international locations, and 26 Company-owned stores. The Company continues to franchise its
Company-owned stores as announced in December, 1995 and expects to complete this process in fiscal 1996.

Also in December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock and has purchased over 325,000 shares since that time. Purchases have been made utilizing the Company's available cash resources.

"We are encouraged by our first quarter results in light of the harsh winter experienced across the country," said Herren Hickingbotham, President and Chief Operating Officer. "Many changes were announced in December, and we are seeing immediate improvements as a result of the implementation of these plans. We are also excited about our development opportunities in 1996 through new international and non-traditional locations, as well as through continued conversions and expansion of the TCBY Treats program in our traditional stores."

Subsequent to the close of the first quarter, the Company announced its international division had finalized a franchise agreement for Israel. In addition, it was announced that a national development agreement had been reached with Citgo Petroleum Corporation to pursue co-branding opportunities in Citgo locations across the country.

The Board of Directors  of the Company  declared a $.05  per
share  cash   dividend  payable   on  April   12,  1996   to
stockholders of record as of March 29, 1996.


TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt and ice cream, novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world.

                     TCBY Enterprises, Inc.
                  Selected Financial Highlights
            (In Thousands, Except Per Share Amounts)
                           (Unaudited)





                                       Three Months Ended
                                     February 29   February 28
                                         1996          1995
Operating Results
Sales & Franchising Revenues           $  17,278   $  27,953
Net Loss                               $    (505)  $  (4,435)
Net Loss Per Share                     $    (.02)  $    (.17)
Average Shares Outstanding                25,564      25,596
Dividends Paid Per Share               $     .05   $     .05

                                     February 29   November 30
                                         1996          1995
Financial Position
Current Assets                         $  47,697   $  51,357
Current Liabilities                    $  13,349   $  14,668
Property, Plant & Equipment, Net       $  45,023   $  45,710
Total Assets                           $ 106,651   $ 111,625
Long-term Debt                         $  12,112   $  12,641
Stockholders' Equity                   $  79,052   $  82,179

                              -30-